5400 University Avenue	Farm Bureau Life Insurance Company
West Des Moines, IA	EquiTrust Life Insurance Company
50266-5997

515.225.5400
www.fblfinancial.com
March 30, 2009
Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Form AW — Application for Withdrawal
File No. 333-155627
Ladies and Gentlemen:
Pursuant to Securities Act Rule 477, FBL Financial Group, Inc. (“Registrant”) respectfully requests that the Commission consent to the withdrawal of Form S-3/A filed by the Registrant February 19, 2009 because the filing should have been on Form S-3. No securities were sold pursuant to the filing of the Form S-3/A.
Please contact Robert A. Simons, Assistant General Counsel, at (515) 226-6141 with any questions.
Very truly yours,
FBL FINANCIAL GROUP, INC.
/s/ James P. Brannen
James P. Brannen
Chief Financial Officer and
Chief Administrative Officer